

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Dave Eckert, President
Solanex Management, Inc.
1500 East Tropicana Blvd Suite 100
Las Vegas, NV 89119

> **Re:** **Solanex Management, Inc.**
> **Form 8-K**
> **Filed September 24, 2010**
> **File No. 0-49632**

Dear Mr. Eckert:

We issued comments to you on the above captioned filings on September 28, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by November 12, 2010 addressing these outstanding comments.

If you do not respond to the outstanding comments by November 12, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

Melinda Hooker
Staff Accountant